Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the captions “Experts” in this Registration Statement (Form S-3) and related Prospectus of Nasdaq, Inc. (formerly known as The NASDAQ OMX Group, Inc.) for the registration of debt securities, guarantees of debt securities, preferred stock, common stock, warrants, depositary shares, purchase contracts, and units (defined as being comprised of two or more of any of the securities previously referred to, in any combination) and to the incorporation by reference therein of our reports dated February 17, 2015, with respect to the consolidated financial statements and schedule of The NASDAQ OMX Group, Inc., and the effectiveness of internal control over financial reporting of The NASDAQ OMX Group, Inc., included in its Annual Report (Form 10-K) for the year-ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

January 22, 2016